5321 Corporate Boulevard

Baton Rouge, LA 70808

September 23, 2014

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Sonia Barros, Assistant Director

Re:	Lamar Advertising REIT Company
Amendment No. 1 to Form S-4
Filed August 29, 2014
File No. 333-197084

Dear Ms. Barros:

This letter is submitted on behalf of Lamar Advertising REIT Company (“Lamar REIT” or the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed with the Commission on August 29, 2014 (the “Registration Statement”). Such comments are set forth in the letter dated September 10, 2014 (the “Comment Letter”) to Keith Istre, Chief Financial Officer of the Company. The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Lamar REIT will separately deliver to you a copy of Amendment No. 2, marked to show changes from the Registration Statement. As used herein, the terms “Lamar,” “we,” “our” and “us” refer to Lamar Advertising Company and its subsidiaries with respect to the period prior to the merger described in the Registration Statement, and Lamar Advertising REIT Company and its subsidiaries with respect to the period after such merger.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement.

Form S-4 for Lamar Advertising REIT Company

General

1.	We note the revisions in response to our prior comment 15. Please revise to disclose your portfolio-level occupancy or tell us why you believe it is not material.

Securities and Exchange Commission

September 23, 2014

RESPONSE:

In response to the Staff’s comment, the Company notes that it does not track occupancy for each type of display available for rent in its portfolio. The Company tracks occupancy solely with respect to its standard, static bulletin and poster displays. The Company does not track occupancy rates for its odd-sized static bulletin and poster displays (which make up approximately 20% of its display portfolio) or digital billboard displays (which account for approximately 15% of its display revenue). The Company respectfully submits that occupancy data without the inclusion of data related to its digital and odd-sized displays would not be material to investors and would provide an incomplete picture of period over period changes. In addition, partial occupancy data would not be material to investors as it would be an insufficient basis on which to assess current and future expected results.

2.	We note your disclosure on page 37 that the increase in revenue for the six months ended June 30, 2014 is attributable in part to higher pricing. Please disclose any material metrics you use to measure period over period changes in pricing.

RESPONSE:

In response to the Staff’s comment, the Company confirms that it does not use any material metrics to measure period over period changes in pricing other than net revenue on a GAAP basis and acquisition-adjusted net revenue, which are metrics included in management’s discussion and analysis of financial condition and results of operations.

Tax Opinion

3.	Please confirm that the Tax Certificates are limited to representations and covenants regarding factual matters.

RESPONSE:

The Company confirms that the representations and covenants included in the Tax Certificates referenced in the Goodwin Procter LLP tax opinion are limited to representations and covenants regarding factual matters.

* * *

Securities and Exchange Commission

September 23, 2014

In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please telephone the undersigned at (225) 926-1000.

Thank you for your attention to this matter.

Very truly yours,

/s/ Keith A. Istre

Keith A. Istre

cc:	Sean E. Reilly

Lamar Advertising REIT Company

Stacie S. Aarestad

Edwards Wildman Palmer LLP

Suzanne D. Lecaroz, Esq.

Goodwin Procter LLP